Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

GOLD RECOVERY AND COST-CUTTING
RESULTS IN Q2 PROFIT FOR XTRA-GOLD

Toronto, Ontario – August 12, 2013 – Xtra-Gold Resources Corp. (“Xtra-Gold” or the “Company”) TSX: XTG; OTCBB: XTGRF, is very pleased to announce that it has released its results for the second quarter ended June 30, 2013 (“Q2”). Xtra-Gold’s Q2 financial statements and MD&A have been filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and can also be viewed on the Company’s website at www.xtragold.com. All dollar amounts referred to in this news release are expressed in U.S. dollars.

Highlights from the Company’s Q2 include:

  recovery of gold with a value of $558,980 from the Company’s Kwabeng Project in Ghana, West Africa during the three months ended June 30, 2013 compared to $nil during the three months ended June 30, 2012;

  increased cash on hand by $128,314;

  net income of $82,484 during the three months ended June 30, 2013 compared to a net loss of $2,804,931 during the three months ended June 30, 2012 which net income can be attributed to a combination of the recovery of gold and the reduction of exploration and administration expenses during the three month period;

  $nil net income per share during the three months ended June 30, 2013 compared to a $0.06 loss per share during the three months ended June 30, 2012;

  exploration expenditures of $250,167 for the three months ended June 30, 2013 were reduced from $1,651,464 during the three months ended June 30, 2012;

  general and administrative expenses of $137,682 for the three months ended June 30, 2013 were reduced from $623,505 during the three months ended June 30, 2012;

as the Company continued to minimize spending and focus on cash conservation.

Xtra-Gold plans to continue an aggressive gold recovery program at its Kwabeng Project to increase positive cash flow to fund future exploration programs at its Kibi Project. As well, the excess cash flow derived from the Company’s gold recovery operations will enable the Company to continue its normal course issuer bid to purchase up to 3,957,802 of its common shares on the open market through the facilities of the TSX until February 2014 (see February 15, 2013 news release).

Based on the Company’s mineral assets, it is of the view that the current market price of its common shares may not fully reflect the true value of its share price and the underlying value of the Company’s business and its future business prospects.

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi Gold Belt. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds 5 mining leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. The NI 43-101 Technical Report entitled “Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana”, prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information

For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone: 416 366-4227
E-mail:            info@xtragold.com
Website:       www.xtragold.com